

Mail Stop 3561

September 8, 2016

Mr. Peter H. D'Arrigo
Chief Financial Officer
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, IL 60601

      Re: **Envestnet, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 1-34835

Dear Mr. D'Arrigo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

1. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in Envestnet Tamarac related revenue, please provide your readers with insight into the underlying drivers of those changes.

Commitments, page 74

2. Please include estimated interest payments on your term notes in your table of contractual obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes to this table using the same time frames stipulated in the table. Please also disclose any

assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 88

3. We note your date change for your annual impairment analysis from December 31 to October 31. Please tell us how you considered whether this is a change in accounting principle which requires a preferability letter from your auditors. Refer to ASC 250. Please also tell us, if known, whether the results of your goodwill impairment testing would have changed if performed at December 31, 2015.

14. Earnings per Share, page 118

4. We note that you account for the effect of the convertible notes on diluted net income per share using the treasury stock method since they may be settled in cash, shares or a combination thereof at your option. Please tell us how you considered applying the if-converted method when calculating diluted earnings per share. Specifically, tell us if you presume the convertible notes will be settled in common stock, and if so tell us the basis for your presumption. Refer to ASC 260-10-45-40 through 260-10-45-48.

Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 126

5. Please provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. Refer to Item 308(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products